SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Closing of the R$ 25 billion Loan with BNDES

Rio de Janeiro, July 30 2009 - PETRÓLEO BRASILEIRO S/A - PETROBRAS announces that, together with its subsidiaries Transportadora Associada de Gás S/A (TAG) and Refinaria Abreu e Lima S/A (RNEST), closed today a loan agreement with the Brazilian National Development Bank (BNDES) in the amount of R$25 billion.

The loan, considered in the Company’s 2009-2013 Business Plan released last January, was being negotiated with the bank since then. The Plan includes this loan as one of the sources of funds to finance the $174.4 billion Capex estimated for the period.

The proceeds will be received trough the transfer of Brazilian Government Notes and will be used to finance the implementation of projects which aims to increase the oil and gas production, the enhancement of the refining capacity, and the extension of the gas pipeline network in Brazil.

The cost of the loan is in line with that offered by the international capitals market for a similar term and the main characteristics of the loan are: (a) term of 19 years and eight months; (b) semiannually amortization, with the first payment due in September 2016; (c) interest payable semiannually, in September and March; (d) settlement currency: Real (R$); (e) indexation to the US Dollar (USD) exchange rate variation.

Petrobras also signed today an Agreement with BNDES to promote the development of the oil and gas industry in Brazil. The agreement aims to establish a network between the Company and the bank to share learning and information about the industry and to promote the investment, technological research and the development of the human resources capability and the supply chain of the industry.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.